Exhibit 23.3

Confidential	February 9, 2021

Board of Directors

Atlas Crest Investment Corp.

399 Park Avenue

New York, NY 10022

Ladies and Gentlemen:

Atlas Crest Investment Corp. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company in the contemplated transaction described below (the “Proposed Transaction”).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Proposed Transaction involves the acquisition of, or merger or other business combination with, Archer Aviation Inc. (the “Target”) by the Company. It is Duff & Phelps’ further understanding that the Company will raise an additional $600 million from private investors (the “PIPE”) in connection with the Proposed Transaction. After giving effect to the Proposed Transaction and the PIPE and assuming no stockholder redemptions, the Target’s existing stockholders will own approximately 67% of the Company’s common stock.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable it to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

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Atlas Crest Investment Corp.

February 9, 2021

1.	Reviewed the following documents:

a.	The Company’s unaudited interim financial statements for period ended September 30, 2020 included in the Company’s Form 10-Q filed with the Securities and Exchange Commission;

b.	Unaudited financial information for the Target for the year ended December 31, 2020, which the Target’s management identified as being the most current financial statements available;

c.	Other internal documents relating to the history, current operations, and probable future outlook of the Target, including financial projections for the years 2021 through 2030, prepared by the Target and provided to us by management of the Company (the “Financial Projections”);

d.	The Archer Investor Deck dated 2021;

e.	The Project Artemis Review dated January 2021 prepared by Accenture;

f.	Industry reports deemed relevant by Duff & Phelps;

g.	The signed Non-Binding Term Sheet between the Company and the Target dated January 15, 2021;

h.	A draft of the form Subscription Agreement, dated February 9, 2021 (the “PIPE Agreement”); and

i.	A draft of the Business Combination Agreement, dated February 9, 2021 (the “Business Combination Agreement, and together with the PIPE Agreement, the “Agreements”);

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company and the management of the Target;

3.	Participated on the Target’s investor call on February 1, 2021;

4.	Visited the Target’s headquarters and met with management of the Company and management of the Target on February 6, 2021;

5.	Reviewed the historical trading price and trading volume of the Company’s common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

6.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

Atlas Crest Investment Corp.

February 9, 2021

7.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction,

Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections, including the Financial Projections, furnished to Duff & Phelps were prepared in good faith and based upon assumptions which, in light of the circumstances under which they were made, were reasonable, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that information supplied and representations made by Company and Target management are substantially accurate regarding the Target and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Agreements are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Target since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed at the Company’s direction that the trust account balance of the Company per share and recent trading prices of the Company’s common stock provide a reasonable basis upon which to evaluate the Company’s common stock and the common stock to be issued in connection with the Proposed Transaction and the PIPE;

9.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed substantially in accordance with the Agreements without any amendments thereto or any waivers of any terms or conditions thereof, in each case that would be material to Duff & Phelps’ analysis; and

Atlas Crest Investment Corp.

February 9, 2021

10.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction and the operation of the Target’s business will be obtained without any adverse effect that would be material to Duff & Phelps’ analysis on the Company, the Target or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any respect material to Duff & Phelps’ analysis, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Target, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreements and the Proposed Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or the Target’s credit worthiness, as legal, tax or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal, tax or regulatory matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be paid by the Company in the Proposed Transaction, or with respect to the fairness of any such compensation. Duff & Phelps is also not expressing any opinion with respect to the fairness of the consideration paid by the Company’s sponsor in connection with the shares of the Company’s common stock granted to such sponsor.

Atlas Crest Investment Corp.

February 9, 2021

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration paid is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated February 3, 2021 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in this Opinion. Pursuant to the terms of the Engagement Letter, the entirety of Duff & Phelps’ fee is earned upon the delivery by Duff & Phelps of this Opinion to the Board of Directors and payable upon the consummation of the Company’s initial business combination. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Atlas Crest Investment Corp.

February 9, 2021

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to be paid by the Company in the Proposed Transaction is fair, from a financial point of view, to the Company.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC